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                                                                    Exhibit 99.5

[CO 04/166]
CHESS-APPROVED FOREIGN SECURITIES -- AMENDMENT

Issued 26/2/2002

Class Order [CO 04/166] amends [CO 02/284] by replacing in the Schedule the term `SCH business rules' with the term `ASTC operating rules'.

                Australian Securities and Investments Commission
            Corporations Act 2001 -- Subsection 1075A(1) -- Variation


Under subsection 1075A(1) of the Corporations Act 2001 the Australian Securities and Investments Commission varies Class Order [CO 02/284] by, in the Schedule, omitting "SCH business rules" and substituting "ASTC operating rules".

Dated this 26th day of February 2004



Signed by Brendan Byrne
as a delegate of the Australian Securities and Investments